UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 1-10153
CUSIP NUMBER: 43739D307

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

HOMEFED CORPORTION
Full Name of Registrant

N/A
Former Name if Applicable

1903 Wright Place, Suite220
Carlsbad, California  92008

Address of Principal Executive Office (Street and number)
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed on Form 8-K filed May 11, 2018, we will be filing a Form 10-K/A for the fiscal year ended December 31, 2017 that will contain audited restated financial statements for the fiscal years ended December 31, 2017 and 2016. We will also modify the language contained in Item 9A of our Form 10-K. We intend to file our amended reports as soon as reasonably practicable. We are unable to file our Form 10-Q for the period ended March 31, 2018 without unreasonable effort or expense as we are still evaluating the impact, if any, that the restatement will have on the quarterly period ended March 31, 2018.

As part of our ordinary course review and analysis of the adoption of the new revenue recognition standard in the first quarter of 2018, we reevaluated our revenue recognition approach related to the 2016 Otay Land Sale.  After an extensive evaluation of the facts and circumstances and the judgments required to determine the appropriate amount of the gain, we determined that, under U.S. GAAP, the percentage of completion model should have been used.  Given the inherent uncertainty in predicting the ultimate profitability of the project, we determined that profit should be deferred until revenues and costs can reasonably be estimated.  As a result, we anticipate making an adjustment to the timing of recognition of revenue associated with 2016 Otay Land Sale. Consequently, we have not been able to complete our financial statements for the quarter ended March 31, 2018. We expect to complete our financial statements and file our Form 10-Q for the quarter ended March 31, 2018 as soon as is reasonably practicable after this filing. In addition, we intend to amend our annual and quarterly SEC filings, including restating our financial statements, for the periods affected, as appropriate, as soon as is reasonably practicable.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Erin Ruhe	760	918-8200
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes  ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐  Yes ☒No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Statements Regarding Forward-Looking Information

This Form 12b-25 includes information that constitutes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Statements that are not historical fact are forward-looking statements.  Certain of these forward-looking statements can be identified by the use of words such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” “targets,” or other similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors, and our actual results, performance or achievements could differ materially from future results, performance or achievements expressed in these forward-looking statements, including our ability to file our amended reports.  Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements include, but are not limited to, those factors, risks and uncertainties described in more detail under the caption “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2017, and in our other filings with the SEC.

HomeFed Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2018	By	/s/ Erin Ruhe
	Name:	Erin Ruhe
	Title:	Vice President, Treasurer and Controller